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                                                                    Exhibit 99.1

       QIAGEN and Affymetrix enter into Supply Agreement for Nucleic Acid
                  Purification Solutions for GeneChip? Arrays


Venlo, The Netherlands, June 10, 2002 - QIAGEN N.V. (Nasdaq: QGENF, Neuer Markt:
QIA) and Affymetrix, Inc. (NASDAQ: AFFX) today announced that they have entered into a supply agreement for nucleic acid purification products from QIAGEN for use with Affymetrix GeneChip(R) arrays for target labeling in expression analysis. The new agreement follows the companies' previous research collaboration pursuant to which certain nucleic acid purification technologies from QIAGEN have been optimized for use with Affymetrix' GeneChip expression arrays.

Affymetrix' GeneChip technology is widely used by researchers to acquire, interpret and manage complex genetic information from applications including sequence analysis, genotyping and gene expression monitoring. QIAGEN's sample preparation solutions complement Affymetrix GeneChip technology by standardizing and streamlining the sample preparation process, saving researchers time and effort in the lab by creating standardized solutions that require fewer components.

Under this supply agreement, QIAGEN will manufacture products customized for use with Affymetrix' GeneChip expression analysis. The products will be distributed by Affymetrix for use on the GeneChip systems. Financial terms were not disclosed.

"We are pleased that Affymetrix has selected QIAGEN's nucleic acid purification technology for use with its GeneChip arrays," said Dr. Helge Bastian, QIAGENs Global Vice President of Strategic Marketing. "This agreement is the logical extension of our collaboration with Affymetrix on standardizing nucleic acid purification steps for microarray analyses. QIAGEN has built a leading technology and product portfolio, offering proprietary solutions for the separation, purification and handling of nucleic acids. Agreements such as this one with Affymetrix emphasize that the depth and breadth of QIAGEN's nucleic acid purification technology expertise allows optimal solutions to serve any analytical platform, such as real-time amplification instrumentation, biochips or sequencers," he added. "Affymetrix is the latest of our fast growing list of analytical tools suppliers that offer an optimized QIAGEN nucleic acid purification product as a reliable and state-of-the-art pre-analytical solution. We are very confident that QIAGEN technology will further increase its impressive leadership in the area of nucleic acid purification."

About QIAGEN

QIAGEN N.V., a Netherlands holding company with subsidiaries in Germany, the United States, Japan, the United Kingdom, Switzerland, France, Italy, Australia and Canada, believes it is the world's leading provider of innovative enabling technologies and products for the separation, purification and handling of nucleic acids. The Company has developed a comprehensive portfolio of more than 320 proprietary, consumable products for nucleic acid separation, purification and handling, nucleic acid amplification, as well as automated instrumentation, synthetic nucleic acid products and related services. QIAGEN's products are sold in more than 42 countries throughout the world to academic research markets and to leading pharmaceutical and biotechnology companies. In addition, the Company is positioning its products for sale into developing commercial markets, including DNA sequencing and genomics, nucleic acid-based molecular diagnostics, and genetic vaccination and gene therapy. QIAGEN employs approximately 1,700 people worldwide. Further information on QIAGEN can be found at www.qiagen.com.

Certain of the statements contained in this news release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products and markets and operating results are


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forward-looking, such statements are based on current expectations that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations and risks of dependency on logistics), variability of operating results, the commercial development of the DNA sequencing, genomics and synthetic nucleic acid-related markets, nucleic acid-based molecular diagnostics market, and genetic vaccination and gene therapy markets, competition, rapid or unexpected changes in technologies, fluctuations in demand for QIAGEN's, products (including seasonal fluctuations), difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products, the ability of QIAGEN to identify and develop new products and to differentiate its products from competitors, and the integration of acquisitions of technologies and businesses. For further information, refer to the discussion in reports that QIAGEN has filed with the U.S. Securities and Exchange Commission (SEC).


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